UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2011

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        Golar LNG Partners LP
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Partners LP dated September 22, 2011.

Exhibit 99.1

Golar LNG Partners LP Board of Directors Appointment

Golar LNG Partners LP (NASDAQ: GMLP) ("the Partnership") announced today that Mr. Bart Veldhuizen has been appointed to its board of directors by its General Partner Golar GP LLC. to fill a casual vacancy. Mr. Veldhuizen will also serve on the Partnership's conflicts committee.

Mr Veldhuizen has worked in the shipping industry since 1994, on both the banking and non banking side, most recently as the Managing Director & Head of Shipping of Lloyds Banking Group.

Golar LNG Partners LP provides floating storage regasification ("FSRU") and liquefied natural gas ("LNG") transportation services under long-term contracts.   Its current fleet consists of two FSRU vessels and two LNG carriers.

Golar LNG Partners LP

Hamilton, Bermuda

September 19, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Partners LP (Registrant)

Date: September 22, 2011	By:	/s/ Graham Robjohns Graham Robjohns Principal Financial Officer